ASIARIM CORP.

AKA UN MONDE INTERNATIONAL LTD.

5689 Condor Place

Mississauga ON

L5V 2J4 Canada

Westagate Mall

September 12, 2022

Shih-Kuei Chen

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asiarim Corp. (Un Monde International Ltd.)
Amendment No. 8 to Registration Statement on Form 10-12G Filed September 1, 2022 File No. 000-56328

Dear Mr. Chen:

Set forth below is the response for Asiarim Corp (Un Monde International Ltd)., a Nevada corporation (“Aisarim” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated September 1, 2022, with respect to our Amendment No. 8 to Registration Statement on Form 10-12(g) filed on August 29, 2022.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 8

1.        We note that your evaluation of disclosure controls and procedures addresses your internal control over financial reporting pursuant to Item 308 of Regulation S-K but not your disclosure controls and procedures pursuant to Item 307 of Regulation S-K. As such, please revise your filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

Response:

Form 10-K has been revised and filed.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

Asiarim Corp. Un Monde International Ltd.

	By:	/s/ Dr. Ci Zhang
Dr. Ci Zhang
Chief Executive Officer

cc:	Jimmy Lee